No Act

p.e. 12/23/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





February 18, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-18-14

Robert J. Wollin
Bristol-Myers Squibb Company
robert.wollin@bms.com

Re: Bristol-Myers Squibb Company
Incoming letter dated December 23, 2013

Dear Mr. Wollin:

This is in response to your letter dated December 23, 2013 concerning the shareholder proposal submitted to Bristol-Myers by the National Center for Public Policy Research. We also have received a letter from the proponent dated January 14, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Justin Danhof
The National Center for Public Policy Research
jdanhof@nationalcenter.org

February 18, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bristol-Myers Squibb Company
Incoming letter dated December 23, 2013

The proposal requests that the board adopt the health care reform principles that are specified in the proposal.

There appears to be some basis for your view that Bristol-Myers may exclude the proposal under rule 14a-8(i)(7), as relating to Bristol-Myers' ordinary business operations. In this regard, we note that the proposal appears directed at involving Bristol-Myers in the political or legislative process relating to an aspect of Bristol-Myers' operations. We note in particular that, although the proposal asks the company to adopt principles of health care reform, it advocates specific legislative initiatives, including the repeal of specific laws and government mandates and the enactment of specific tax deductions or tax credits that appear to relate to Bristol-Myers' business operations. Accordingly, we will not recommend enforcement action to the Commission if Bristol-Myers omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bristol-Myers relies.

Sincerely,

Erin E. Martin
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

January 14, 2014

Via Email: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE: Stockholder Proposal of the National Center for Public Policy Research, Securities Exchange Act of 1934 – Rule 14a-8

Dear Sir or Madam,

This correspondence is in response to the letter of Robert J. Wollin on behalf of Bristol-Myers Squibb (the "Company") dated December 23, 2013, requesting that your office (the "Commission" or "Staff") take no action if the Company omits our Shareholder Proposal (the "Proposal") from its 2014 proxy materials for its 2014 annual shareholder meeting.

RESPONSE TO BRISTOL-MYERS SQUIBB's CLAIMS

In its no-action request, the Company mischaracterizes the text, nature and intent of our Proposal in an attempt to avoid its rightful inclusion in Bristol-Myers Squibb's 2014 proxy materials. Our Proposal draws from a long-line of Staff precedent allowing proposals that ask a Company to simply adopt principles for health care reform. Specifically, the Staff has repeatedly ruled that proposals such as ours that ask a company to adopt health care reform principles as a societal matter are allowable and do not "deal with matters relating to the company's ordinary business operations." Rule 14a-8(i)(7). Aware of this unambiguous precedent, the Company seeks to transform our Proposal into an impermissible one that not only forces the Company to engage in lobbying but also dictates how it should lobby.

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

The Company invented these narratives out of whole cloth. We are neither asking the Company to lobby, nor are we asking it to lobby for or against specific legislation.

Despite the Company's best efforts, it cannot rewrite the plain language found within the four corners of our Proposal. Our Proposal, like previously-allowed proposals in the past, asks the Company to adopt basic principles for health care reform as a societal matter. A careful reading of our Proposal demonstrates that it in no way interferes with Bristol-Myers Squibb's ordinary business operations. Rather, it urges the Company's Board of Directors to adopt principles regarding the significant social policy issue of health care.

The Company has the burden of persuading the Staff that it may exclude our Proposal from its 2014 proxy materials. Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). For the following reasons, the Company has fallen well short of this burden.

The Proposal May Not be Excluded Under Rule 14a-8(i)(7) Since It Does Not Involve the Company in Any Lobbying Activity, Nor Does it Direct How the Company Should Lobby on Any Specific Matter

Under Rule 14a-8(i)(7), a company may exclude a shareholder proposal if it deals with matters relating to the Company's "ordinary business." The Commission has indicated two central considerations regarding exclusion under Rule 14a-8(i)(7). First, the Commission considers the subject matter of the proposal. Next, the Commission considers the degree to which the proposal seeks to micromanage the company. Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release").

The Company posits two main arguments – neither of which are persuasive – in seeking to prove that our Proposal impermissibly infringes the Company's ordinary business operations. First, the Company claims that our Proposal directs the Company's involvement in lobbying activities since it is a health care company and our proposal relates to health care. Next, the Company argues that our Proposal "attempts to micro-manage the Company's ordinary business operations by attempting to dictate its participation in public policy debates with respect to specific legislative initiatives."

These false claims stem from the Company's calculated misreading of our Proposal. The Company is reading language into the Proposal that simply isn't there in an effort to convince the Staff that we are trying to take over Bristol-Myers Squibb's lobbying operations.

The Staff should not entertain the Company's fictions.

First, the Proposal never asks the Company to engage in lobbying of any kind. The resolved section of our Proposal clearly "request[s] that the Board of Directors *adopt* the following Health Care Reform Principles." (Emphasis added). The Proposal does not ask the Company to engage with any government employee, agency or outside group to lobby for or against any legislation, regulation or rulemaking.

The Company relies on *Bristol-Myers Squibb* (avail. January 29, 2013) in an attempt to prove that our Proposal seeks to involve the Company in the political and legislative process. That proposal, titled "Lobbying Report," asked for a direct report to the company's shareholders detailing specific lobbying activities and the impact of those activities on the company. Our Proposal never asks the Company to report anything to anyone. Our Proposal does not ask the Company to engage in any general or specific lobbying effort. Rather, our Proposal simply asks for the Company to adopt health care reform principles as a societal matter.

The Staff has repeatedly ruled that shareholder proposals asking a company to adopt principles for health care reform may not be excluded under Rule 14a-8(i)(7). *See UnitedHealth Group Incorporated,* (avail. April 2, 2008);[1] *CBS Corporation,* (avail. March 30, 2009); *Bank of America Corporation,* (avail. Feb. 17, 2009); *General Motors Corporation,* (avail. March 26, 2008); *Exxon Mobil Corporation,* (avail. February 25, 2008); *General Motors Corporation,* (avail. February 25, 2008); *Xcel Energy Inc.*, (avail. February 15, 2008); *UST Inc.*, (February 7,2008); *The Boeing Company,* (avail. February 5, 2008); and *United Technologies Corporation,* (avail. January 31, 2008).

In the above proposals (the "progressive proposals"), the proponents made the same ask as our Proposal – that the companies adopt principles for health care reform.

The resolved sections of the progressive proposals state that:

> Shareholders... urge the Board of Directors (the 'Board') to *adopt principles for health care reform* based upon principles reported by the Institute of Medicine:
>
> 1. Health care coverage should be universal.
> 2. Health care coverage should be continuous.
> 3. Health care coverage should be affordable to individuals and families.
> 4. The health insurance strategy should be affordable and sustainable for society.
> 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable. (Emphasis added).

Likewise, our Proposal's resolved section states:

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[1] Note that the Staff later allowed UnitedHealth to omit the proposal (under a request for reconsideration) on the sole ground that it had substantially implemented the proposal. This has no bearing on the Staff's decision of not allowing the company to omit the proposal on grounds that it related to the company's ordinary business operations.

The Shareholders of Bristol-Myers Squibb request that the Board of Directors *adopt the following Health Care Reform Principles.*

1. Repeal state-level laws that prevent insurance companies from competing across state lines.
2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.
3. Repeal government mandates that dictate what insurance companies must cover.
4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.
5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.
6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures. (Emphasis added).

By seeking to exclude our Proposal, the Company is inappropriately asking the Staff to make a policy preference choice. The progressive proposals make the same exact ask as our Proposal – that a company adopt principles for health care reform. The progressive proposals spell out basic government-intensive reforms, while our reforms reflect free-market ideals. The Company is unacceptably asking the Commission to overlook the fact that it allowed proposals with liberal-leaning health care preferences as the Company demands that the Staff exclude market-based fixes.

Such favoritism is not the Staff's prerogative in the no-action determination process. And the Staff should not allow the Company to use the Commission as a tool to achieve this impermissible result.

The Company further complains that our "Proposal seeks to have the Company's Board adopt principles related to U.S. health care reform, which would require the Company to support positions that could only be enacted through legislative action." This gripe is of no motion since our Proposal does not ask the Company to lobby one way or another for any legislative action. Also, the same argument could be applied to the allowable progressive proposals. For example, one of the principles in those proposals states that "[h]ealth care coverage should be universal." There is no manner, outside of legislative action, in which that principle can eventuate.[2]

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[2] In fact, the Institute of Medicine document which the progressive proposals refer specifically calls on Congress and the President to take legislative actions. For more information, see *infra* pages 6-7.

We are not asking the Company to lobby for or explicitly implement the principles listed in the Proposal. We are only asking that the Company adopt the principles as a societal matter. Any action beyond that, is a misreading by the Company.

Bristol-Myers Squibb also seeks to exclude our Proposal since, as a health care-related company, our Proposal interferes with its ordinary business operations since. It is related to health care, that is not in dispute. But The Staff has previously rejected this very argument in the past.

In *UnitedHealth Group Incorporated,* (avail. April 2, 2008)[3], the company argued that:

> UnitedHealth is a provider of health care products and services (including health insurance), both to its customers and its employees, and, as such, any proposal requesting the Company to adopt principles on health care reform that relate to the manner in which health care coverage and insurance should be provided seeks to impact both the manner in which the Company provides its products and services to the public and the manner in which it provides health benefits to its employees.

Similarly, Bristol-Myers Squibb seeks to exclude our Proposal since:

> The Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products on a global basis, all of which involve compliance with laws. At times, the Company takes positions on key issues relating to the pharmaceutical industry, including those that involve existing and proposed laws, regulation and legislation.

Despite the fact that UnitedHealth was directly engaged in the sale of health insurance, and that the progressive proposal directly implicated the health insurance market, the Staff ruled against the Company, stating "[w]e are unable to concur in your view that UnitedHealth may exclude the proposal under rule 14a-8(i)(7). Accordingly we do not believe that UnitedHealth may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7)."

Bristol-Myers Squibb would have the Staff believe that our Proposal seeks to run the international business operations of the Company. Our Proposal never mentions or considers the Company's products, services or the future engagement of its lobbying division. Additionally, the Company's evidence that it is involved in the health care field does not transform health care from a significant social policy issue into ordinary business.

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[3] One of the progressive proposals.

The Staff should uphold its clear precedent on this issue. To do otherwise would lead to absurd results in the no-action process. As the *UnitedHealth* proponent explained, the company's "argument would mean that any company receiving a shareholder proposal on a significant social issue could exclude the proposal if its business related to that significant social issue."

Health Care is Not a Matter of Ordinary Business as Contemplated by Rule14a-8(i)(7) Because the Staff has Consistently Ruled That it is a Significant Social Policy Issue, and the Proposal Does Not Direct Bristol-Myers Squibb to Lobby Regarding Anything

In the 1998 Release, the Commission made it clear that proposals relating to ordinary business matters that center on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." Staff Legal Bulletin No. 14E (the "SLB 14E"). SLB 14E signaled an expansion in the Staff's interpretation of significant social policy issues.

The Company correctly notes that, just because a proposal raises a significant social policy issue, this is not a *de facto* defense to a colorable claim that a proposal still seeks to micromanage a company's operations. *See Apache Corp.*, (avail. March 5, 2008). The Company's statement of the rule and its precedent are valid, but its application to our Proposal is misplaced.

The Staff has already ruled that health care-related proposals that are far more searching than ours do not micromanage company operations.

In *UnitedHealth*, the Company argued that:

> the Proposal here seeks to involve the Company in lobbying efforts relating to an aspect of its operations. The Proposal requests that the Company adopt principles for 'health care reform' that aim to effect change in federal health care policy – the Proposal and Supporting Statement indicate that the proposed five principles are based upon Insuring America's Health Principles and Recommendations (2004), a report 'urg[ing] the president and Congress to act immediately by establishing firm and explicit plan to reach this goal.' The report further, 'calls on the federal government to take action to achieve universal health insurance and to establish an explicit schedule to reach this goal.' (Internal citations omitted).

Despite the fact that the *UnitedHealth*[4] proposal directly called on the President and Congress to take very specific actions, the Staff did not allow the company to omit the proposal as an interference with ordinary business operations.

Our Proposal does not contain timetables. Our proposal does not direct the Company to call on the President or Congress to do anything. The progressive proposals are far more direct in micromanaging company operations than ours.

The Company's argument would be persuasive if we were asking Bristol-Myers Squibb to engage its lobbying arm to enact the enumerated principles. We are not. Furthermore, as previously mentioned, the progressive proposals micromanaged the respective companies to a level not found in our Proposal. Therefore, the Staff should reject the Company's complaint that we are seeking to direct its specific lobbying and allow our Proposal to proceed to the Company's shareholders for a vote.

In 2008, the *UnitedHealth* proponent successfully argued that health care was a significant social policy issue, noting that "[h]ealth care reform is, in fact, the most important domestic issue in America."

Though time has elapsed since the Staff upheld the progressive proposals, health care remains as one of the paramount public policy issues in the United States and is nearly certain to remain so. According to *Talkers* magazine, the rollout of the Affordable Care Act was the most discussed story of 2013.[5] According to a November 2013 Gallup poll, other than dissatisfaction with the government,[6] Americans believe that poor health care / the high cost of health care is the largest problem in the United States.[7]

According to Gallup, the issue of health care is actually a growing – not a shrinking – concern. The data showed that, "[m]entions of poor healthcare or the high cost of healthcare as a top problem in the Nov. 7-10 survey have nearly doubled since September and are higher now than in any month since the Affordable Care Act become law in March 2010. This suggests that recent troubles with the federal health exchange website and other problems with the healthcare law's rollout, including accusations that President

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[4] As well as the other progressive proposals.

[5] "TALKERS Magazine Compiles News/Talk Radio's Most Talked-About Stories and People of 2013," Talkers, December 24, 2013, available at http://www.talkers.com/2013/12/24/tuesday-december-24-2013/ as of January 13, 2014.

[6] It can certainly be argued that the Affordable Care Act's difficult rollout, combined with arbitrary exemptions is a driver of the public's dissatisfaction with the government as well.

[7] Alyssa Brown, "More Americans Mention Healthcare as Top Problem in U.S.," Gallup Politics, November 14, 2013, available at http://www.gallup.com/poll/165848/americans-mention-healthcare-top-problem.aspx as of January 13, 2014.

Barack Obama misled Americans about keeping their current coverage, may be fueling public concern."[8]

Surely the Company does not mean to suggest that health care is no longer a significant social policy issue.

The Staff should uphold its clear precedent, reject the Company's complaint that we are seeking to direct its specific lobbying activities and allow our Proposal to proceed to the Company's shareholders for a vote.

The Staff May Not Omit Our Proposal Since it is Substantially Similar to Many Proposals Which the Staff Has Determined Do Not Interfere With Ordinary Business Operations

The Company's next attempt to distinguish our Proposal from the allowable progressive proposals stretches the English language to its breaking point. The Company claims that, since the progressive proposals asked the companies to adopt principles "based upon" certain Institute of Medicine doctrines and ours requests that the Company "adopt the following principles," this somehow makes the makes the progressive proposals allowable while making ours impermissible.

Every policy position, whether real or theoretical, is based on something.

Our principles are based on free-market capitalism. The progressive principles, which the staff repeatedly upheld, are based on recommendations from the Institute of Medicine and contemplate a government-intrusive health care system. Either way, the progressive proposals do not end with the line "adopt principles for comprehensive health care reform (such as those based upon principles reported by the Institute for Medicine)." The respective proponents then went on to list the five specific principles the companies were to adopt.[9]

This sort of proposal did not leave companies free to adopt whatever they did or did not want to adopt as Bristol-Myers Squibb now claims. Companies were specifically required to adopt the five principles as spelled out in the remainder of the resolved section.

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[8] Alyssa Brown, "More Americans Mention Healthcare as Top Problem in U.S.," Gallup Politics, November 14, 2013, available at http://www.gallup.com/poll/165848/americans-mention-healthcare-top-problem.aspx as of January 13, 2014.

[9] 1. Health care coverage should be universal, 2. Health care coverage should be continuous, 3. Health care coverage should be affordable to individuals and families, 4. The health insurance strategy should be affordable and sustainable for society, 5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable.

With the Staff having decided a litany of no-action contests regarding health care proposals in recent years, the distinction between impermissible health care proposals despite extensive Staff precedent in allowing health care proposals was explained by John W. White, the former Director of the Securities and Exchange Commission's Division of Corporation Finance, in an August 2008 speech (the "2008 speech"). In his speech, White explained:

> During this past season, we were asked to make no-action determinations on a proposal of first impression – a non-binding proposal that urged companies to adopt principles for comprehensive healthcare reform. The [S]taff has taken no-action positions on various healthcare proposals in the past. For example, the [S]taff has permitted exclusion under 'ordinary business' of proposals asking a company to adopt more affordable and continuous healthcare for employees and retirees because such proposals relate to employee benefits. Similarly, proposals asking a company to lobby on employee benefit matters are excludable. This year's proposal was different – it urged companies to 'adopt principles for comprehensive healthcare reform.' Unlike prior proposals, it did not ask the companies to change their own healthcare coverage, or ask them to directly lobby anyone in support of health care change. No further action was contemplated by the proposal other than the adoption of principles.[10]

The 2008 speech marked a clear delineation between acceptable and excludable health care proposals. Proposals such as ours that ask a company to simply state its position on one of the most important issues in America – in this instance health care – are *prima facie* not excludable under Rule 14a-8(i)(7). Impermissible proposals direct either how a company handles its employee's health care benefits,[11] or asks a company "to directly lobby anyone in support of health care change." *2008 speech.*

Our Proposal suffers from no such deficiencies.

For the above reasons, the Company may not omit our proposal since it does not relate to the Company's ordinary business operations under Rule 14a-8(i)(7).

The Company May Not Omit Our Proposal Since It Has not Implemented Any Facet of Our Proposal In Any Meaningful Sense

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[10] Note that the allowable proposals White discusses are the progressive proposals discussed above.

[11] *See Bellsouth Corporation*, (avail. January 3, 2005).

After spending seven pages, dozens of paragraphs and thousands of words trying to avoid our Proposal by claiming that we are impermissibly seeking to direct its lobbying operations, the Company next inexplicably claims it has already implemented our Proposal. Putting these two completely incompatible claims aside, the Company has not implemented our Proposal in the sense contemplated by Rule 14a-8(i)(10).

Under Rule 14a-8(i)(10), a company may exclude a shareholder proposal if it can meaningfully demonstrate that "the company has already substantially implemented the proposal." Rule 14a-8(i)(10) exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been *favorably acted upon* by management." *See Exchange Act Release* No. 12598 (regarding predecessor to Rule 14a- 8(i)(10)) (Emphasis added). A company can be said to have "substantially implemented" a proposal where its "policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.*, (avail. March 8, 1991).

The Company claims that the policy positions outlined in its "Need for Responsible Health Care Reform" document (hereinafter "BMS Document") show that it has substantially implemented our Proposal. The BMS Document is, in actuality, a policy paper written partly in response to a progressive proposal submitted to the Company in 2008. *Bristol-Myers Squibb*, (avail. January 10, 2008).

In *UnitedHealth*, the proponent mentioned that Bristol-Myers Squibb was one of a handful of corporations to adopt the principles outlined in the progressive proposals rather than go through the full-no-action process. That year, the Company received a proposal from Trinity Health and a collection of co-filers that was identical to the progressive proposals.

The Company responded by adopting the health care reform principles and stating:

> In the instant case, the Proposal requests that the Company 'adopt principles for comprehensive health care reform' and provides examples of specific principles to consider. However, the Company already has adopted the following principles (collectively the 'Principles') that will be published on its publicly available website on or before January 10, 2008. *Bristol-Myers Squibb*, (avail. January 10, 2008).

The BMS Document adopted the main beliefs from the progressive proposals; emphatically proving that is has not implemented our free-market oriented proposal. Just as the progressive proposals outlined, the BMS Document declares that the Company supports "the goal of achieving universal, continuous and affordable health care coverage in the U.S." This sums up the first three progressive principles. The Company has a clear claim that it has substantially implemented the Trinity Health proposal – which is likely why that proponent withdrew its proposal.

The Company now claims that the BMS Documents passing references to "innovation," "consumer choice" and "affordable and accessible care," are proof positive that it has also implemented our Proposal. This is a bridge too far.

While, as stated numerous times above, we are not asking the Company to engage in lobbying to or for a specific law. We are instead asking the Company to adopt specific health care reform principles as a societal matter. Additionally, our ask is fundamentally different in philosophy from the progressive proposals and cannot be linked doctrinally in any way.

The rationale for Rule14a-8(i)(10) is to avoid wasting time. This includes time for the Company to prepare a vote and proxy materials for an operation it has already completed as well as time for the shareholders to educate themselves on the issue and vote on the proposal.

The evidence provided by the Company proves the direct opposite of what it now claims. The BMS Document is proof that the Company has adopted principles for health care reform that are in diametric opposition to the principles in our Proposal. The shareholders should have a right to vote on our Proposal since the Company has not implemented it in any meaningful sense.

In the Interest of Expediency, the Company May Not Omit Our Proposal Because We are Willing to Amend the Proposal to Assuage the Company's Primary Concern

As a final matter, if the Company or the Staff would like us to amend our Proposal to unequivocally state that: "We are not asking the company to itself implement these reforms or to lobby for them. We only ask the Company to adopt these health care reform principles as a general societal matter," we would happily do so. We do not think this qualifying section is necessary, but – in the interest of working with the Company – we are willing to do so.

The Staff has wide latitude to permit shareholders to amend proposals to align with the strictures of Rule 14a-8. *See* Staff Legal Bulletin No. 14 (CF) (July 13, 2001) ("SLB 14"). In SLB 14, the Commission stated:

> There is no provision in rule 14a-8 that allows a shareholder to revise his or her proposal and supporting statement. However, we have a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal. We adopted this practice to deal with proposals that generally comply with the substantive requirements of the rule, but contain some relatively minor defects that are easily corrected. In these circumstances, we believe that the concepts underlying Exchange Act

section 14(a) are best served by affording an opportunity to correct these kinds of defects.

In this instance, the addition of two short sentences – totaling 33 words[12] – clears up the Company's basic complaint with the Proposal. The Staff can enforce its own legal guidance by allowing this amendment. In doing so, it will rightly allow our Proposal to come before Bristol-Myers Squibb's shareholders for a vote.

Conclusion

The Company has clearly failed to meet its burden that it may exclude our Proposal under Rule 14a-8(g). Therefore, based upon the analysis set forth above, we respectfully request that the Staff reject Bristol-Myers Squibb's request for a no-action letter concerning our Proposal.

A copy of this correspondence has been timely provided to the Company. If I can provide additional materials to address any queries the Staff may have with respect to this letter, please do not hesitate to call me at 202-543-4110.

Sincerely,



Justin Danhof, Esq.

cc: Robert J. Wollin, Bristol-Myers Squibb

[12] Note that even with the addition of these 33 words, the Proposal is still under the 500-word limit.

 Bristol-Myers Squibb Company 345 Park Avenue New York, NY 10154 212-546-4000

December 23, 2013

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
E-mail: shareholderproposals@sec.gov

Re: *Stockholder Proposal of The National Center for Public Policy Research Securities Exchange Act of 1934 – Rule 14a-8*

Dear Ladies and Gentlemen:

This letter and the enclosed materials are submitted by Bristol-Myers Squibb Company (the "Company") to inform you that the Company intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Stockholders (collectively, the "2014 Proxy Materials") a stockholder proposal (the "Proposal") and a statement in support thereof (the "Supporting Statement") received from The National Center for Public Policy Research (the "Proponent"). We have concurrently sent copies of this correspondence to the Proponent.

Pursuant to Rule 14a-8(j), we are filing this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission. The Company anticipates that its 2014 Proxy Materials will be first made available to stockholders on or about March 19, 2014. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008) provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit any correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished currently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

RESOLVED:

The Shareholders of Bristol-Myers Squibb request that the Board of Directors adopt the following Health Care Reform Principles.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.
2. Increase cost transparency of health care treatments so consumers can be better informed market participants.
3. Repeal government mandates that dictate what insurance companies must cover.
4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.
5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.
6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

The Proposal also includes a Supporting Statement that explains the Proponent's basis for submitting the Proposal.

BACKGROUND

The Company received by overnight delivery on November 19, 2013 the Proposal, accompanied by a cover letter from the Proponent. On November 20, 2013, the Company received from the Proponent by e-mail a letter from UBS verifying the Proponent's ownership as of the date the Proposal was submitted to the Company. Copies of the Proposal, the accompanying cover letter and the broker letter are attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2014 Proxy Materials pursuant to:

- Rule 14a-8(i)(7) because the Proposal deals with the Company's ordinary business operations; and

- Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal may be excluded under Rule 14a-8(i)(7) because it deals with the Company's ordinary business operations.

We believe that the Company may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations. According to the Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), the Commission explained that the ordinary business exclusion rests on two central considerations. The first consideration relates to the subject matter of a proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* The second consideration is the degree to which the proposal attempts to "micro-manage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (November 22, 1976).

Furthermore, while the Proposal's preamble states that "[t]he Securities and Exchange Commission considers health care a significant policy issue," that assertion, even if correct, does not prevent the Proposal from being excludable. A proposal that includes ordinary business matters is excludable under Rule 14a-8(i)(7) even if it also touches upon a significant policy issue. See *Apache Corp.* (March 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *General Electric Co.* (February 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method). See also *Apache Corp. v. The New York City Employees' Retirement System,* 621 F. Supp. 2d 444 (S.D. Texas, 2008) (quoting SEC Release No. 34-40018 (1998). The *Apache* court concurred in the Staff's view that a shareholder proposal that seeks to micro-manage ordinary business operations may be excluded even if it raises a significant policy issue.)

1. *The Proposal centers on ordinary business matters because it relates to the Company's involvement in the political or legislative process regarding tasks fundamental to the running of the Company's business.*

As mentioned above, the 1998 Release states that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Company is engaged in the discovery, development, licensing, manufacturing, marketing, distribution and sale of biopharmaceutical products on a global basis, all of which involve compliance with laws. At times, the Company takes positions on key issues relating to the pharmaceutical industry, including those that involve existing and proposed laws, regulation and legislation. The Company shares on its website information regarding some of its public policy positions, including its positions relating to U.S. health care reform described further below.[1] This Proposal seeks to have the Company's Board adopt principles related to U.S. health care reform, which would require the Company to support positions that could only be enacted through legislative action and would involve the Company in the political or legislative process by requiring the company to endorse a particular position that relates directly to the Company's business operations.

As stated in the 1998 Release, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the Company's business and operations." An assessment of and approach to regulatory or legislative reforms and public policies on specific legislative issues is a customary and important responsibility of management, and is not a proper subject for shareholder involvement. The Company devotes time and resources to monitoring its compliance with existing laws and participating in the legislative and regulatory process, including taking positions on legislative policies that management believes are in line with the best interests of the Company. This process involves a complex study of a number of factors, including the likelihood that lobbying efforts will be successful and the anticipated effect of specific regulations on the Company's financial position and shareholder value. Likewise, decisions as to how and whether to lobby on behalf of particular legislative initiatives, or whether to participate otherwise in the political process by taking an active role in public policy debates on certain legislative initiatives, involve complex decisions implicating the impact of proposed legislation on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company. Shareholders are not positioned to make such judgments. Rather, determining appropriate legislative and policy reforms to advocate on behalf of the Company and assessing the impact of such reforms are matters more appropriately addressed by management and the Board of Directors.

Here, the Proposal is cast as a request for the adoption of principles related to health care reform, but these so-called "principles" are phrased as specific demands addressed to the federal and state governments to repeal, enact and reform laws related to

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[1] *Available at* http://www.bms.com/responsibility/key_issues/Pages/default.aspx.

insurance, taxes and cost transparency concerning health care. Those demands would require the Company to get involved in the political and legislative process, including through lobbying. Additionally, as further discussed below, the Proposal would require the Board to adopt the principles as written. As such, the Board and management would have no flexibility to direct the Company's business and operations with respect to its policies on health care reform. Decisions relating to these matters should be reserved for the Company and its Board of Directors.

The supporting statement further demonstrates that the Proposal is intended to have the Company engage in the political and legislative process and specific lobbying activities. The supporting statement expresses discontent with the Company's support of policies aligning with the Affordable Care Act. It contends that the Company "promoted policies, such as the Affordable Care Act, that increased the federal government's control over the health care marketplace" and offers the view that "[s]hareholders believe that health care reform must move away from government controls and move toward individual empowerment." The supporting statement also urges the Company to be a leader in taking measures in furtherance of that view. It stresses that the Company is "***positioned to influence the discussion of American health care reform***" and that the Company can be "***a leader in cost-saving measures*** that will ensure greater access to health care for Americans and superior health care products and outcomes." (***emphasis added***).

In a number of no-action letters, the Staff has concurred that a proposal is excludable pursuant to Rule 14a-8(i)(7) where, as here, it is directed at the Company's involvement in the political or legislative process, including lobbying, on a specific issue relating to the Company's business. For example, in *Bristol-Myers Squibb Company* (January 29, 2013), the Staff concurred that a proposal from the Proponent requesting that the board "prepare a report describing the policies, procedures, costs and outcomes of Bristol-Myers' legislative and regulatory public policy advocacy activities" was excludable as relating to the Company's ordinary business operations because "the proposal and supporting statement, when read together, focus primarily on Bristol-Myers' specific lobbying activities that relate to the operation of Bristol-Myers' business and not on Bristol-Myers' general political activities." The Staff came to a similar conclusion in *PepsiCo, Inc.* (March 3, 2011), where the Staff permitted the exclusion under Rule 14a-8(i)(7) of a shareholder proposal requesting the board of directors create an annual report to shareholders on the company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities. See also *International Business Machines Corp.* (January 21, 2002) (the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable under Rule 14a-8(i)(7) because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations"). Accordingly, the Proposal may be excluded under Rule 14a-8(i)(7) as relating to the Company's ordinary business matters.

2. *The Proposal seeks to micro-manage the Company's ordinary business operations by seeking to dictate the Company's involvement in specific legislative initiatives.*

As mentioned above, the Proposal concerns the Company's ordinary business operations because the Proposal seeks to have the Company's Board adopt the health care reform principles specified in the Proposal, which would require the Company to support positions that could only be enacted through legislative action and would involve the Company in the political or legislative process by requiring the company to endorse a particular position that relates directly to the Company's business operations. As discussed below, the Proposal attempts to micro-manage the Company's ordinary business operations by attempting to dictate its participation in public policy debates with respect to specific legislative initiatives and should be excludable under Rule 14a-8(i)(7).

The Company is a global biopharmaceutical company with operations in over 40 countries and net sales in excess of $17 billion in 2012. As such, nearly all of the Company's business decisions necessarily involve local, state and federal legislative and regulatory matters. Many of such matters are complex business matters involving regulatory and marketing approval, manufacturing, distribution and sale of our products, tax strategies and other aspects of the Company's biopharmaceutical business. Determining whether and to what extent the Company should take positions with respect to key legislative matters or participate in political activities relating to these matters should be reserved for management and the Board of Directors. This Proposal, however, seeks to involve the Company's shareholders in these intricate business decisions.

We acknowledge that in recent years the Staff has found that proposals asking a board of directors to adopt principles for policy reforms on health care were not excludable on the basis of ordinary business matters. A number of these proposals requested that various companies' Boards "adopt principles for comprehensive health care reform (such as those ***based upon*** principles reported by the Institute of Medicine:

1. Health care coverage should be universal.
2. Health care coverage should be continuous.
3. Health care coverage should be affordable to individuals and families.
4. The health insurance strategy should be affordable and sustainable for society.
5. Health insurance should enhance health and well being by promoting access to high-quality care that is effective, efficient, safe, timely, patient-centered, and equitable)." ***(emphasis added)***

See, e.g., *CBS* (March 30, 2009), *Bank of America Corporation* (February 17, 2009)*; United Health Group Incorporated* (April 2, 2008, subsequently excluded on reconsideration on (i)(10) grounds, April 15, 2008); *General Motors Corporation* (March 26, 2008)*; Exxon Mobil Corporation* (February 25, 2008); *General Motors Corporation*

(February 25, 2008); *Xcel Energy Inc.* (February 15, 2008); *UST Inc.* (February 7, 2008); *The Boeing Company* (February 5, 2008); *United Technologies Corporation* (January 31, 2008). The above proposal is an effort by shareholders to ask a board of directors to give attention to and provide leadership in addressing public policy needs relevant to the business, but at the same time the proposal leaves discretion for the Board to determine the exact content of the boards' principled stance because the companies' policies may be "***based upon***" the broadly-phrased principles listed. The companies' boards were not required to adopt the principles as written, and the principles did not call for explicit legislative actions that would require the Company to take specific positions on U.S. health care reform and get involved in the political or legislative process.

The Proponent's Proposal, however, is noticeably distinguishable from the above proposal because it asks the Company's Board of Directors to "adopt ***the following*** Health Care Reform Principles." (***emphasis added***). The list of principles is included as a directive, rather than as an example, and the Board would be required to adopt the principles verbatim. The Proposal leaves no room for the Board of Directors to exercise its discretion or to adhere to its fiduciary responsibilities. The Proposal also demands that the Company's Board support explicit state- and federal-level reform measures, including "[r]epeal state-level laws that prevent insurance companies from competing across state lines"; "[r]epeal government mandates that dictate what insurance companies must cover"; "[e]nact meaningful tort reform to reduce doctors' insurance costs"; "[r]eform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits"; and "[r]emove barriers and reform federal tax laws to allow for large health savings accounts." If adopted, these principles would require the Company to support specified positions that could only be enacted through legislative action and would involve the Company in the political or legislative process, including through lobbying.

The Staff has repeatedly concurred that a proposal is excludable under Rule 14a-8(i)(7) if it attempts to micro-manage the Company by providing specific details as to how the proposal should be implemented. See *General Electric Co.* (January 25, 2012, *recon. denied* April 16, 2012) (Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) which recommended that the company's board of directors adopt a highly specific procedure for evaluating director performance); *Duke Energy Carolinas, LLC* (February 16, 2001) (Staff concurred with the exclusion of a proposal under Rule 14a-8(i)(7) which recommended to the company's board of directors that they take steps to reduce nitrogen oxide emissions from the company' s coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year); *Marriott International Inc.* (March 17, 2010) (Staff concurred that a shareholder proposal to install and test low-flow shower heads in some of the company's hotels amounted to micro-managing the company by requiring the use of specific technologies); *Ford Motor Co.* (March 2, 2004) (Staff concurred with the exclusion of a proposal requesting that the company publish a report about global warming/cooling, where the report was required to include details such as the measured temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits).

This Proposal would in fact ask the Company's shareholders to weigh in on specific matters and processes regarding complex areas within health care reform that implicate the Company's business. These day-to-day, critical decisions should be reserved to management of the Company and its Board of Directors and not to shareholders who would not be in a position to make an informed judgment on such matters. These matters cannot be properly micro-managed by shareholders and should be handled by management and the Board of Directors. Accordingly, the Proposal may be excluded from the Company's 2014 Proxy Materials under Rule 14a-8(i)(7) because it seeks to micro-manage the Company's ordinary business operations.

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (February 26, 2010); *Anheuser-Busch Companies, Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Masco Corp.* (March 29, 1999). Further, when a company can demonstrate that it has already taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp. (Burt)* (March 23, 2009); *Exxon Mobil Corp.* (January 24, 2001); *The Gap, Inc.* (March 8, 1996).

Under this standard, the Proposal may properly be excluded from the 2014 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal. As noted above, the Company includes some of its positions on key industry issues on the Company's website, including the Company's position on U.S. Health Care Reform which is attached hereto as Exhibit B.[2] This document, entitled

[2] *Available at* http://www.bms.com/responsibility/key_issues/Pages/healthcare_reform.aspx.

"Need for Responsible Health Care Reform," sets forth, among other things, the Company's "principles to ensure innovation and guide affordable and accessible health care" as well as principles that will "preserv[e] consumer choice." The Company believes that its health care reform principles compare favorably with the guidelines of the Proposal because the principles in the Proposal touch on these same topics, including:

- innovation (e.g., "[r]emove barriers and reform federal tax laws to allow large health savings accounts, to give individuals greater freedom over their health care expenditures");
- affordable and accessible health care (e.g., "[i]ncrease cost transparency of health care treatments so consumers can be better-informed market participants"); and
- preserving consumer choice (e.g., "[r]epeal state-level laws that prevent insurance companies from competing across state lines").

Although the Company's health care reform principles are not identical to the principles set forth in the Proposal, the Staff has consistently found proposals to have been substantially implemented within the scope of Rule 14a-8(i)(10) when the company already has policies and procedures in place relating to the subject matter of the proposal. See *Texaco, Inc.; Wal-Mart Stores, Inc.* (March 30, 2010) (proposal requesting the board to adopt principles "for national and international action to stop global warming" based on six model principles was substantially implemented by a company climate strategy to reduce the carbon footprints of itself, its suppliers and its consumers and to be actively engaged in public policy dialogue); *Merck & Co., Inc.* (March 14, 2012) (proposal requesting that the board issue an annual report to shareholders disclosing procedures to ensure proper animal care was substantially implemented by Merck's public disclosures, which included an entire website page devoted to the essential objective of the proposal).

Furthermore, the Staff has previously concluded that a company's actions do not have to be precisely those called for by the proposal so long as the company's actions satisfactorily address the proposal's essential objective. See e.g., *Johnson & Johnson* (February 17, 2006) (proposal requesting the company to confirm that all current and future U.S. employees were legal workers was substantially implemented because the company had verified that 91% of its domestic workforce were legal workers); *Talbots Inc.* (April 5, 2002) (proposal requesting the company to commit itself to implementation of a code of conduct based on International Labor Organization human rights standards was substantially implemented where the company had established its own business practice standards). See also *Hewlett-Packard Co.* (December 11, 2007); *Intel Corp.* (March 11, 2003). The Proposal's essential objective for the Board to adopt health care reform principles has been satisfied through the Company's prior adoption of the principles included in the "Need for Responsible Health Care Reform" document posted on the Company's website.

Based on the foregoing, the Company believes that it has taken all of the steps necessary to adopt health care reform principles. Thus, the Company has addressed the essential objective of the Proposal and the Company believes that its policies, practices and procedures compare favorably with the guidelines of the Proposal. Accordingly, there is no reason to ask stockholders to vote on a resolution to urge the Board to take action that has already been taken. For these reasons, the Company respectively submits that the Proposal may be excluded from the Company's 2014 Proxy Materials as substantially implemented pursuant to Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing, we respectfully request the Staff's concurrence that it will take no action if the Company omits the Proposal from its 2014 Proxy Materials.

If you have any questions or require additional information, please do not hesitate to contact me at (212) 546-4302, Sandra Leung, our General Counsel and Corporate Secretary, at (212) 546-4260, or Kate Kelly, our Vice President and Assistant General Counsel, at (212) 546-4852.

Sincerely,



Robert J. Wollin
Senior Counsel

Enclosures

cc: Justin Danhof, Esq., The National Center for Public Policy Research, via e-mail and Federal Express overnight delivery
Sandra Leung, Bristol-Myers Squibb Company
Kate Kelly, Bristol-Myers Squibb Company

<u>EXHIBIT A</u>

The Proposal and Other Correspondence

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 15, 2013

Ms. Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Dear Sir or Madam,

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Bristol-Myers Squibb (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations.

I submit the Proposal as General Counsel of the National Center for Public Policy Research, which has continuously owned Bristol-Myers Squibb stock with a value exceeding $2,000 for a year prior to and including the date of this Proposal and which intends to hold these shares through the date of the Company's 2014 annual meeting of shareholders.

A Proof of Ownership letter is forthcoming and will be delivered to the Company.

Copies of correspondence or a request for a "no-action" letter should be forwarded to Justin Danhof, Esq, General Counsel, National Center For Public Policy Research, 501 Capitol Court NE, Suite 200, Washington, D.C. 20002.

Sincerely,



Justin Danhof, Esq.

Enclosure: Shareholder Proposal – Free Market Health Care Reform Policies

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org

Free-Market Health Care Reform Policies

Whereas:

The Securities and Exchange Commission considers health care a significant public policy issue.

And the debate over the government's role in providing health care insurance and regulating the health care marketplace continues.

Resolved:

The Shareholders of Bristol-Myers Squibb request that the Board of Directors adopt the following Health Care Reform Principles.

1. Repeal state-level laws that prevent insurance companies from competing across state lines.

2. Increase cost transparency of health care treatments so consumers can be better-informed market participants.

3. Repeal government mandates that dictate what insurance companies must cover.

4. Enact meaningful tort reform to reduce doctors' insurance costs. These costs are often passed onto consumers, leading to unnecessarily high prices.

5. Reform federal tax laws to allow individuals to receive a standard deduction for health insurance costs or receive tax credits.

6. Remove barriers and reform federal tax laws to allow for large health savings accounts, to give individuals greater freedom over their health care expenditures.

Supporting Statement:

Shareholders of Bristol-Myers Squibb are concerned about the rising costs of health care in the United States. According to Aetna, "[t]otal health care spending in the United States is expected to reach $4.8 trillion in 2021, up from $2.6 trillion in 2010 and $75 billion in 1970... this means that health care spending will account for nearly 20 percent of gross domestic product... by 2021."

Shareholders are concerned this cost curve is unsustainable and continued government controls could lead to rationing of health care supplies and services. In the past, Bristol-Myers Squibb promoted policies, such as the Affordable Care Act, that increased the federal government's control over the health care marketplace.

Shareholders believe that health care reform must move away from government controls and move toward individual empowerment.

As a leading American health care company, Bristol-Myers Squibb is positioned to influence the discussion of American health care reform. By adopting the above free-market health care policies, Bristol-Myers Squibb can be a leader in cost-saving measures that will ensure greater access to health care for Americans and superior health care products and outcomes.

Costs will decrease, and transparency will increase, if Americans are legally able to purchase insurance across state lines.

Government mandates dictating what insurance companies must cover artificially increase health care costs. Consumers should be able to determine what type of coverage plan best fits their needs.

Individual empowerment is increased when individuals and families can deduct health insurance costs or receive tax credits.

THE NATIONAL CENTER
FOR PUBLIC POLICY RESEARCH

Amy M. Ridenour
Chairman

David A. Ridenour
President

Via FedEx

November 19, 2013

Ms. Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Dear Ms. Leung,

Enclosed please find a Proof of Ownership letter from UBS Financial Services Inc. in connection with the shareholder proposal (Free Market Health Care Reform Policies) submitted under Rule 14(a)-8 (Proposals of Security Holders) of the United States Securities and Exchange Commission's proxy regulations by the National Center for Public Policy Research on November 15, 2013.

Sincerely,



Justin Danhof, Esq.

Enclosure: Proof of Ownership

501 Capitol Court, N.E., Suite 200
Washington, D.C. 20002
(202) 543-4110 ★ Fax (202) 543-5975
info@nationalcenter.org ★ www.nationalcenter.org



UBS Financial Services Inc.
1501 K Street NW, Suite 1100
Washington, DC 20005
Tel. 202-585-4000
Fax 202-585-5317
800-382-9989

www.ubs.com

November 19, 2013

Ms. Sandra Leung
Corporate Secretary
Bristol-Myers Squibb Company
345 Park Avenue
New York, New York 10154

Dear Ms. Leung,

UBS holds 137 shares of Bristol-Myers Squibb (the "Company") common stock beneficially for the National Center for Public Policy Research, the proponent of the shareholder proposal submitted to Bristol-Myers Squibb in accordance with Rule 14(a)-8 of the Securities and Exchange Act of 1934. The shares of the Company stock have been beneficially owned by the National Center for Public Policy Research for more than one year prior to the submission of its resolution. The shares were purchased on May 5, 2011, and UBS continues to hold the said stock.

If you should have any questions regarding this matter, please give me a call. My telephone number is 202-585-5368.

Sincerely,

Steve Brinckhaus
Registered Client Service Associate
UBS Financial Services Inc.

cc: Justin Danhof, Esq., National Center for Public Policy Research

EXHIBIT B

Bristol-Myers Squibb Company
U.S. Health Care Reform Principles



Bristol-Myers Squibb

PHARMACEUTICAL ISSUES – BMS PERSPECTIVES AND POLICIES

U.S. HEALTH CARE REFORM

June 9, 2008

Need for Responsible Health Care Reform

The delivery of health care in the United States represents some of the most technologically and scientifically advanced approaches to medical treatment anywhere in the world. Yet, at the same time, some 47 million people in the U.S. have no health care coverage to allow them to take full advantage of such advances. In addition, health care costs continue to rise as a result of an aging population, significant increases in those with chronic diseases, and inadequate preventive and primary care. All these trends place growing burdens on the entire system. It is no wonder, then, that reforming the U.S. health care system has become a top priority for policymakers at all levels of government. As they explore new avenues for reform, we urge that any reforms that may be adopted do not stifle innovation, in order to avoid impeding possibilities for additional medical advances in the future.

Principles to Ensure Innovation and Guide Affordable and Accessible Health Care

Bristol-Myers Squibb supports accessible and affordable health care, including measures to reduce the number of uninsured – especially vulnerable populations such as children and people with lower incomes – with the goal of achieving universal, continuous and affordable health care coverage in the U.S.

We also support policy approaches to reduce significantly the number of uninsured by focusing primarily on expanding private health care coverage as we build on the current public-private mix of health insurance coverage, while ensuring that we preserve incentives in the market to help us create the next-generation of medical advances. We also believe that the drawbacks of pharmaceutical price controls to help control rising costs far outweigh any potential benefits. Therefore, in reforming the U.S. health care system, we urge that policymakers, working with the private sector, follow these principles:

- **Individual patient needs and the physician-patient relationship must be at the center of the U.S. health care system.** Patients should expect quality health care that addresses their individual needs and that is based on the recommendations of their physicians. In addition, health care providers should use medical and scientific information that is based on real life experiences and objective, independent research to form judgments about appropriate care. What's more, any health care reform proposals should ensure that patients have access to comprehensive benefits, including prescription drug coverage. Since medicines can play an important role in effective early intervention and prevention of disease, coverage should not punish individuals who need medicines – through higher co-pays or deductibles or restrictions on choice – rather than other services that may be better insured.

- **Policy approaches should be implemented to build on the current public-private-employer-based mix of health insurance coverage with the goal of achieving universal, continuous and affordable health care coverage while preserving consumer choice.** These reforms should focus on allowing robust competition in the marketplace in order to implement reforms that make private health insurance move available and affordable. When necessary, private health care coverage options should be supplemented by subsidies or other arrangements for people with low or modest incomes and for small businesses, to substantially reduce the number of uninsured. Competition in the open market, where choices are varied and costs differ among health plans also will help contain health care costs.

- **Health care reforms should not rely on price controls or government regulation to control costs. Such efforts can adversely affect the development of new medical advances because they cap the potential for an appropriate return on investment and can restrict access to advanced therapies. Instead, allowing robust competition in the marketplace, coupled with strong patent protection, is the best and most efficient way to restrain health care and pharmaceutical costs, while ensuring the next wave of medical advances.** A recent study by the University of Connecticut looked at a hypothetical scenario where price controls were applied to drug prices in the U.S. By restricting prices, incentives and resources, up to 200 new medicines that otherwise might have been provided, were not produced. The result: Lives would have been lost or harmed by a factor of more than 60 times greater than the savings that would have resulted if controls were in place.[1]

  In addition, in a number of developed countries outside the U.S., where health care is funded or provided solely by governments using tax dollars, similar problems emerge. As health care needs have grown with ever larger aging populations and accompanying costs have increased, some governments have restricted access to certain health care services and advanced pharmaceuticals while also regulating the price of medicines. Such efforts are inefficient, often counterproductive and in some cases, can seriously harm patients.
  -- In Canada, complex pricing processes have actually led to generics costing more than in the U.S. and in some provinces, the availability of innovative medicines is delayed by up to two years.[2]
  -- In Japan, price controls and cumbersome regulations have led up to 85 percent of the top drugs in the world being delayed for up to six years before being launched, limiting advanced treatments for 20-30 million patients.[3]
  -- And in Europe, assessments by government agencies of cost effectiveness of health technologies often delay access to needed treatments. Deciding whether a drug should be used based only on cost consequences can have a catastrophic impact on patients without any other treatment options.

1 R.E. Santerre, J.A. Vernon, "Assessing Consumer Gains from a Drug Price Control Policy in the U.S." National Bureau of Economic Research Working Paper No. 11139 (Cambridge, MA; NBER, February 2005).

2 The Impact on Canada of Pharmaceutical Regulations and Pricing Policies. Bain and Company. Toronto, Canada. 2007; Canada's Drug Price Paradox 2007. Skinner et al, Fraser Institute.

3 Japan Pharmaceutical Pricing Policies. PhRMA, March 2006. (Confidential, not public)

- **Health care reforms should take the opportunity to focus on improving quality and value. Wellness and disease prevention need to be a critical cornerstone of health care.** Preventing illness and ensuring wellness have the potential to reduce the burden of chronic and serious disease, especially as the population ages. Not only will patients benefit, but significant costs will be saved or averted. For example, reforms should target major and costly public health problems like obesity, promote wellness programs and healthy lifestyles and encourage the use of medicine based on solid, independent research to encourage care that has proven effective. Improvements in coordinating care and managing the diseases of those with chronic conditions also should be addressed, especially for the more than 133 million Americans who suffer from chronic illnesses. And we should target new approaches to alleviating the inequalities in the availability and delivery of health care as a result of race, gender, ethnicity or economic standing.

- **Expanded use of health information technology should improve the quality, coordination and efficiency of care.** The U.S. health care system is large, decentralized and diverse – so information about patients is not necessarily easily obtained by different health care providers. Instead, the system can be strengthened by expanding the use of electronic health records to measure health care quality, improve health care coordination and enhance the efficiency of care delivery. Adopting electronic records that are accessible by any legitimate health care provider about a patient could lead to significant health care savings by reducing medical errors and improving health. Potential savings across the health care sector are estimated at $80 billion a year.[4] What's more, prescribing electronically, instead of using handwritten prescriptions, could reduce the estimated 1.5 million preventable medical errors and adverse drug events that occur each year.[5]

As with many issues, states have demonstrated the agility and motivation to quickly address health reform challenges. Many states, encouraged by the enactment of comprehensive health care reform in Massachusetts, have introduced their own proposals to provide coverage for the uninsured.

- **The Massachusetts program is a new health insurance model with both individual and employer mandates.** Recent higher-than-expected enrollment projections, however, demonstrate the challenges of funding and implementing comprehensive reform programs.
- **California and as many as 37 other states also have considered proposals to broaden existing health care coverage and it is likely that states will continue to experiment with different approaches in advance of any overarching Federal reforms.** Yet, because of growing pressures on state budgets, many states may pursue reforms that are less wide ranging, like providing or broadening health benefits for vulnerable populations like children.

Whether reforms ultimately are incremental or more comprehensive, Bristol-Myers Squibb remains committed to working with a wide range of groups to achieve accessible and affordable health care coverage consistent with the principles outlined here.

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4 www.rand.org/pubs/monographs/2005/RAND_MG410.pdf. Page 81.

5 www.healthcareitnews.com/story.com